Exhibit 99.1
ASML reports €7.5 billion total net sales and €2.1 billion net income in Q3 2025
Full-year 2025 expected total net sales growth of around 15% with gross margin around 52%

VELDHOVEN, the Netherlands, October 15, 2025 – Today, ASML Holding NV (ASML) has published its 2025 third-quarter results.

•Q3 total net sales of €7.5 billion, gross margin of 51.6%, net income of €2.1 billion
•Quarterly net bookings in Q3 of €5.4 billion2 of which €3.6 billion is EUV
•ASML expects Q4 2025 total net sales between €9.2 billion and €9.8 billion, and a gross margin between 51% and 53%
•ASML expects a full-year 2025 total net sales increase of around 15% relative to 2024, with a gross margin of around 52%
•ASML does not expect 2026 total net sales to be below 2025

(Figures in millions of euros unless otherwise indicated)	Q2 2025	Q3 2025
Total net sales	7,692	7,516
...of which Installed Base Management sales[1]	2,096	1,962

New lithography systems sold (units)	67	66
Used lithography systems sold (units)	9	6

Net bookings[2]	5,541	5,399

Gross profit	4,130	3,880
Gross margin (%)	53.7	51.6

Net income	2,290	2,125
EPS (basic; in euros)	5.90	5.49

End-quarter cash and cash equivalents and short-term investments	7,249	5,128
(1) Installed Base Management sales equals our net service and field option sales.
(2) Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com.

CEO statement and outlook
"Our third-quarter total net sales of €7.5 billion and gross margin of 51.6% were in line with our guidance, reflecting a good quarter for ASML.
"On the technology side, we see litho intensity continue to develop positively as EUV adoption gains momentum, including progress on High NA EUV. In line with our plans to support our customers in the 3D integration space, we shipped ASML’s first product serving Advanced Packaging, the TWINSCAN XT:260, an i-line scanner offering up to 4x productivity compared to existing solutions. Finally, our partnership with Mistral AI allows us to embed AI across our entire holistic portfolio, in order to increase the performance and productivity of our systems and the yield of our customers' processes.
"On the market side, we have seen continued positive momentum around investments in AI, and have also seen this extending to more customers, both in leading-edge Logic and advanced DRAM. On the other hand, we expect China customer demand, and therefore our China total net sales in 2026 to decline significantly compared to our very strong business there in 2024 and 2025.
"We do not expect 2026 total net sales to be below 2025. We will provide more details on our 2026 outlook in January.

"We expect fourth-quarter total net sales between €9.2 billion and €9.8 billion, with a gross margin between 51% and 53%. We expect R&D costs of around €1.2 billion and SG&A costs of around €320 million. For the full year 2025, we expect an increase of around 15% in total net sales and a gross margin of around 52%, with an expected very strong fourth quarter," said ASML President and Chief Executive Officer Christophe Fouquet.

Update dividend and share buyback program
An interim dividend of €1.60 per ordinary share will be made payable on November 6, 2025.
In the third quarter, we purchased around €148 million worth of shares under the current 2022–2025 share buyback program.
As of September 28, 2025, ASML has acquired 9.0 million of shares under this program for a total consideration of €5.9 billion. ASML does not expect to complete the €12 billion share buyback program in full within the 2022–2025 timeframe. We intend to announce a new share buyback program in January 2026.
Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Jim Kavanagh +31 40 268 3938
Sarah de Crescenzo +1 925 899 8985	Pete Convertito +1 203 919 1714
Karen Lo +886 9 397 88635	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML is publishing a video interview in which CEO Christophe Fouquet and CFO Roger Dassen discuss the 2025 third quarter and outlook for 2025. This video and the video transcript can be viewed on www.asml.com shortly after the publication of this press release.

An investor call for both investors and the media will be hosted by CEO Christophe Fouquet and CFO Roger Dassen on October 15, 2025 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.
About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 44,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly summary US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of September 28, 2025, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and nine months ended September 28, 2025 as presented in this press release are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets, expected trends in product mix and geography, and business environment trends, expected growth in the semiconductor industry by 2030, statements with respect to AI including goals for use of AI in our portfolio and the expected impact of AI demand on our business, industry and results, statements with respect to EUV adoption, our expectation that lithography will remain at the heart of customer innovation, expected increase in critical lithography exposures, statements with respect to our product portfolio, our expectation that customer fundamentals remain strong, expected reduction in level of business uncertainty, expected demand, shipments, bookings, outlook of market segments, outlook and expected financial results including outlook and expected results for Q4 2025, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook and expected financial results for full year 2025, including expected full year 2025 total net sales and growth, gross margin, and estimated annualized effective tax rate and expected IBM sales, expectation of a very strong fourth quarter, and expectations with respect to EUV and DUV sales in 2026, expectations with respect to total 2026 net sales, statements made at our 2024 Investor Day, including modelled revenue and gross margin opportunity for 2030, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, expectations with respect to our 2022-2025 share buyback program and plan to announce a new share buyback program in January 2026, and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans, statements with respect to our ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic and geopolitical environment on the semiconductor industry, semiconductor market conditions, the ultimate impact of AI on our industry and business and semiconductor demand, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new technologies and products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation, delays or push outs and restrictions on shipments of systems, including ordered systems, under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of recent and future changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.